SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

Bitdeer Technologies Group

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share
(Title of Class of Securities)

G11448100
(CUSIP Number)

March 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Shinning Stone Invest Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,326,416 class A ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,326,416 class A ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,326,416 class A ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% of class A ordinary shares (13.2% of ordinary shares) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents 15,326,416 class A ordinary shares, par value US$0.0000001 per share, directly held by Shinning Stone Invest Co., Ltd. (“Shinning Stone”). Shinning Stone is a British Virgin Islands company wholly-owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.

(2)
Calculation is based on a total of 115,679,698 ordinary shares of the Issuer outstanding as of February 29, 2024 (excluding 606,756 class A ordinary shares that have been repurchased but not cancelled and 6,728,431 class A ordinary shares reserved for future issuances upon the exercise of awards granted under the Issuer’s share incentive plans), including 67,279,706 class A ordinary shares and 48,399,922 class V ordinary shares.

1	NAMES OF REPORTING PERSONS
Zhaofeng Zhao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,326,416 class A ordinary shares (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,326,416 class A ordinary shares (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,326,416 class A ordinary shares (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% of class A ordinary shares (13.2% of ordinary shares) (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)
Represents 15,326,416 class A ordinary shares, par value US$0.0000001 per share, directly held by Shinning Stone Invest Co., Ltd. (“Shinning Stone”). Shinning Stone is a British Virgin Islands company wholly-owned by Mr. Zhaofeng Zhao. Mr. Zhao is also the sole director of Shinning Stone.

(4)
Calculation is based on a total of 115,679,698 ordinary shares of the Issuer outstanding as of February 29, 2024 (excluding 606,756 class A ordinary shares that have been repurchased but not cancelled and 6,728,431 class A ordinary shares reserved for future issuances upon the exercise of awards granted under the Issuer’s share incentive plans), including 67,279,706 class A ordinary shares and 48,399,922 class V ordinary shares.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D relates to class A ordinary shares, par value US$0.0000001 per share of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on May 31, 2023 (the “Initial Statement” and, as further amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

This Amendment No. 1 to Schedule 13D is being filed solely due to a change in the aggregate number of class A ordinary shares outstanding and not due to any transaction by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(c) See below.

Reporting Person	Amount of shares beneficially owned:	Percent of class A ordinary shares(1):	Percent of ordinary shares(1):	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shinning Stone Invest Co., Ltd.	15,326,416	22.8%	13.2%	2.8%	15,326,416	0	15,326,416	0
Zhaofeng Zhao	15,326,416	22.8%	13.2%	2.8%	15,326,416	0	15,326,416	0

(1)
The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 115,679,698  ordinary shares of the Issuer outstanding as of February 29, 2024 (excluding 606,756 class A ordinary shares that have been repurchased but not cancelled and 6,728,431 class A ordinary shares reserved for future issuances upon the exercise of awards granted under the Issuer’s share incentive plans), including 67,279,706 class A ordinary shares and 48,399,922 class V ordinary shares, as reported by the Issuer in its registration statement on Form F-3 filed with the Securities and Exchange Commission on March 18, 2024. Each Reporting Person’s dilution in ownership resulted solely from a change in the aggregate number of the Issuer’s class A ordinary shares outstanding.

(d) Not applicable.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2024

Shinning Stone Invest Co., Ltd.

	By:	/s/ Zhaofeng Zhao
Name: Zhaofeng Zhao
Title: Director

Zhaofeng Zhao

/s/ Zhaofeng Zhao